Jan Woo, Legal Branch Chief

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

August 18, 2022

Re:	Rentberry, Inc.
Post-Qualification Amendment No. 3 to Offering Statement on Form 1-A
Filed August 9, 2022
File No. 024-11437

Dear Ms. Woo:

On behalf of Rentberry, Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 3:00 p.m., Eastern Time, on August 19, 2022, or as soon thereafter as is practicable.

Sincerely,

/s/ Oleksiy Lyubynskyy

Oleksiy Lyubynskyy

Chief Executive Officer

Rentberry, Inc.